VIA EDGAR

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

January 10, 2024

Re:	REAL STREET BUILD-TO-RENT FUND I, LLC
Offering Statement on Form 1-A, as amended
File No. 024-12346

To Whom It May Concern:

On behalf of REAL STREET BUILD-TO-RENT FUND I, LLC. (the “Company”), I hereby request qualification of the above-referenced offering statement at 4:00 p.m., Eastern Time, on Friday, January 12, 2024, or as soon thereafter as is practicable.

Sincerely,

/s/ Brian Geoghegan

Brian Geoghegan, Esq.

Red Rock Securities Law